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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                        AMENDMENT NO. 15
                               TO
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*


                     TEMTEX INDUSTRIES, INC.
             ----------------------------------------
                        (Name of Issuer)



             Common Stock, par value $.20 per share
             ----------------------------------------
                 (Title of Class of Securities)



                           88 0236203
             ----------------------------------------
                         (CUSIP Number)



                        James E. Upfield
                     13221 Glad Acres Drive
                       Dallas, Texas 75234
                         (972) 247-5893
             ----------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 27, 2003
             ----------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits.
See 240.13d-7 (6) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP NO. 88 0236203                       Amendment No. 15 to 13D

(1)  Name of Reporting Person                          James E. Upfield
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                        (a)  [     ]
     Member of a Group                                     (b)  [     ]

(3)  SEC Use Only

(4)  Source of Funds                                                 PF

(5)  Check Box if Disclosure of                                 [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                   United States of America
     Organization

Number of Shares Beneficially Owned
by Each Reporting Person With:

     (7)  Sole Voting Power                                           0
     (8)  Shared Voting Power                                 1,895,773
     (9)  Sole Dispositive Power                              1,421,107
     (10) Shared Dispositive Power                               24,750

(11) Aggregate Amount Beneficially                            1,895,773
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                                 [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                       48.1% (FN-1)
     Amount in Row (11)

(14) Type of Reporting Person                                        IN

--------------------
FN-1 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).



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

                       AMENDMENT NO. 15 TO
                          SCHEDULE 13D

                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer"), filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby further amended and supplemented as follows pursuant to this Amendment No. 15:

1.   Security and Issuer.
     -------------------

     The principal executive offices of the Issuer are located at 1190 West Oleander Avenue, Perris, California 92571.

2.   Identity and Background.
     -----------------------

     NOT AMENDED.

3.   Source and Amount of Funds or Other Consideration.
     -------------------------------------------------

     NOT AMENDED.

4.   Purpose of Transaction.
     ----------------------

     Effective July 19, 2002, a group of four private investors led by William Y. Tauscher, our current Chairman, loaned the Issuer an aggregate of $750,000 in exchange for the Issuer's subordinated convertible notes due July 19, 2007 (the "Initial Convertible Notes"). The Initial Convertible Notes were issued pursuant to a Note Purchase Agreement dated July 19, 2002 (the "Note Purchase Agreement") and several related agreements of the same date (the "Related Agreements).

     On January 23, 2003, a total of six investors, including
Mr. James E. Upfield, Mr. Richard Anderson, the Issuer's President and Chief Executive Officer, Mr. John Gurrola, the Issuer's Chief Financial Officer and Secretary, Mr. John Fahey, the Issuer's Vice President of Marketing, Mr. Robert Creer, the Issuer's Vice
President of Manufacturing, and Mr. Terry Giles, a private investor (collectively, the "New Investors"), agreed to loan the Issuer an aggregate of $610,000 in exchange for additional subordinated convertible notes (the "Additional Convertible Notes") which were issued on January 27, 2003, pursuant to, and on the same terms and conditions contained in, the Note Purchase Agreement and the Related Agreements. Collectively, the Initial Convertible Notes and the Additional Convertible Notes are referred to as the "Convertible Notes."

     Taking into effect the issuance of the Additional Notes, the outstanding principal under the Convertible Notes is $1,360,000, and is due on July 19, 2007, or earlier upon an event of default.
The original principal amount bears interest at the rate of 6% per annum (9% after a default). Interest under the Initial
Convertible Notes is payable monthly, and such payments commenced on September 1, 2002, while interest under the Additional
Convertible Notes is payable monthly, such payments to commence on March 1, 2003. Further, to the extent the Issuer engages in certain transactions resulting in the sale of the business prior to the maturity date, the holders of the Convertible Notes maintain the right, at their election, to accelerate the payment of the debt to the effective date of such transaction.
Commencing July 19, 2003, the Convertible Notes are convertible, at the option of the holders thereof, into shares of the Issuer'scommon stock at an initial conversion price of $0.60 per share. As a result, the aggregate outstanding principal amount of the Convertible Notes would collectively convert into 2,266,667 shares or, approximately 39.7% of the shares outstanding on January 27, 2003, assuming only the conversion of the Convertible Notes. The Convertible Notes are convertible prior to July 19,
2003 upon an event of default at the election of the holders.
Lastly, to the extent the holders of the Convertible Notes do not voluntarily elect to receive the prepayment of the notes in connection with certain sale events, the Convertible Notes will automatically convert upon the occurrence of such event at the then existing conversion price. The Convertible Notes are unsecured obligations and are fully subordinated to certain indebtedness owed by the Issuer to Frost Capital Group under its revolving credit facility and to our secured term note payable to James Upfield, discussed below.

     As a condition to the issuance of the Additional Convertible
Notes, each New Investor became a party to the Related Agreements by execution of a joinder agreement (the "Joinder Agreement") to which the Issuer was a party together with the holders of the Initial Convertible Notes. The Joinder Agreement effects certain minor modifications to the Related Agreements in addition to adding the New Investors as parties. In addition to the Joinder Agreement, the Issuer executed a First Amended and Restated
Voting Agreement (the "Voting Agreement") dated January 23, 2003, with the holders of the Initial Convertible Notes and the New
Investors. The Voting Agreement provides, among other things, that Mr. Upfield, on the one hand, and all of the holders of Convertible Notes other than Mr. Upfield (the "Noteholders"), on the other hand, are each allowed up to four (4) designees to the Company's board of directors. Each of these two parties have named three designees to the Issuer's board under the terms of the original voting agreement, and these designees are currently serving as directors of the Issuer. As of the date of this report, neither of these two parties has named an additional board designee, and the Issuer's board of directors has taken no action to expand the board. At such time, if any, as either Mr. Upfield or the Noteholders appoint an additional designee, then the Issuer will increase the size of our board from six to eight, and the other party will have the opportunity to appoint a corresponding additional designee. The Voting Agreement will terminate upon (1) a change of control of the business, (2) at such time as the holders of the Convertible Notes own less than $200,000 of the Convertible Notes or less than 120,000 conversion shares, (3) July 19, 2007, or (4) upon agreement between the parties. Further, each side (meaning the Noteholders, on the one hand, and Mr. Upfield, on the other) has the ability to terminate the Voting Agreement at any time if the Company shall fail to observe the nominations made by that side. In connection with the sale of the Initial Convertible Notes and the Additional
Convertible Notes, the Issuer issued to Mr. Upfield and the Noteholders common stock purchase warrants immediately exercisable for an aggregate of 453,333 shares of the Issuer's common stock (the "Warrant Shares"). The warrants may be exercised until July 19, 2007, at a per share exercise price of $0.60. At such time, as any of these warrants are exercised, such Warrant Shares will be subject to the Voting Agreement, unless previously terminated.

5.   Interest in Securities of the Issuer.
     ------------------------------------

     The response to Item 5 is hereby supplemented by adding the following additional paragraph:

     As of the filing of this Amendment No. 15, the Reporting Person beneficially owned an aggregate of 1,895,773 Shares, representing approximately 48.1% of the 3,444,641 Shares issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and assuming the full exercise of the Warrant Shares and any options held by Mr. Upfield and the Noteholders.

     Of such Shares, the Reporting Person had (i) indirect beneficial ownership with shared voting and shared investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard, (ii) direct beneficial ownership sole investment power over 1,354,440 Shares but shared voting power of such shares with the Noteholders pursuant to the Voting Agreement, and (iii) direct beneficial ownership over 66,667 Warrant Shares upon exercise by Mr. Upfield.

     The Reporting Person also has indirect beneficial ownership pursuant to the Voting Agreement over (i) the 386,666 Warrant Shares, (ii) the 45,000 option shares, and (iii) 18,250 issued shares, held by the Noteholders as of the date of this report.

     For the duration of the Voting Agreement, the Reporting Person will gain beneficial ownership over any shares of the Issuer's common stock any of the Noteholders may purchase in the future, including all or any portion of the Option Shares, the Warrant Shares or the Conversion Shares.

6.   Contracts, Arrangements, or Understandings with Respect to
     Securities of the Issuer.
     ----------------------------------------------------------

     The response to Item 6 is hereby supplemented by adding the following additional paragraph:

     Please see the Reporting Person's Response to Item 4 above.

7.   Material to be Filed as Exhibits.
     --------------------------------

        Exhibit No. Description
        ----------- -----------

          4.1 Joinder Agreement dated as of January 23, 2003 by and among the Registrant, William Y. Tauscher, The Leonard Kee Living Trust, Richard Anderson, David Dalton, Terry M. Giles, James E. Upfield, John Gurrola, John Fahey, and Robert Creer.*

          4.2 First Amended and Restated Voting Agreement dated as of January 23, 2003, by and among the Registrant, William Y. Tauscher, The Leonard Kee Living Trust, Richard Anderson, David Dalton, Terry M. Giles, James E. Upfield, John Gurrola, John Fahey, and Robert Creer.*

          4.3       Form of Subordinated Convertible Note issued
                    January 27, 2003.*

          4.4       Form of Common Stock Purchase Warrant issued
                    January 27, 2003.*

----------------
* Filed under the same exhibit number to the Issuer's Form 8-K filed January 31, 2003.





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

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to Schedule 13D is true, complete and correct.

Date:  January 30, 2003


                                   /s/  JAMES E. UPFIELD
                              ------------------------------
                              James E. Upfield




            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).













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